SECURITIES AND EXCHANGE COMMISSION

Release No. IC-31799; File No. 812-14396

Full Circle Capital Corporation et al.; Notice of Application

August 28, 2015

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of application for an order pursuant to section 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by section 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit a business development company ("BDC") and certain affiliated investment funds to co-invest in portfolio companies with each other and with other affiliated investment funds.

Applicants: Full Circle Capital Corporation (the "Company"), Full Circle Private Investments LLC ("FCPI Fund"), Full Circle Healthcare Capital, LLC (the "Healthcare Fund," and together with FCPI Fund, the "Existing Funds"), Full Circle Advisors, LLC (the "Adviser"), Full Circle West, Inc., FC New Media, Inc., TransAmerican Asset Servicing Group, Inc., FC New Specialty Foods, Inc. and FC Takoda Holdings, LLC, (collectively, the "Full Circle Subsidiaries," and together with the Company, the Existing Funds and the Adviser, the "Applicants").

Filing Dates: The application was filed on December 4, 2014 and amended on May 1, 2015.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on September 22, 2015, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F St., NE, Washington, DC 20549-1090. Applicants: 102 Greenwich Avenue, 2nd Floor, Greenwich, CT 06830.

For Further Information Contact: Kyle R. Ahlgren, Senior Counsel, at (202) 551-6857 or Holly Hunter-Ceci, Branch Chief, at (202) 551-6825 (Chief Counsel's Office, Division of Investment Management).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.	The Company is a Maryland corporation organized as a closed-end management investment company that has elected to be regulated as a BDC under section 54(a) of the Act.[1] The Company's Objectives and Strategies[2] are to generate both current income and capital appreciation through debt and equity investments, primarily in senior secured loans and, to a lesser extent, second lien loans and mezzanine loans and equity securities issued by lower middle-market

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[1]	Section 2(a)(48) of the Act defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in sections 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.

[2]	"Objectives and Strategies" means a fund's investment objectives and strategies, as described in the fund's registration statement on Form N-2, other filings the fund has made with the Commission under the Securities Act of 1933, or under the Securities Exchange Act of 1934, and the fund's reports to shareholders.

companies that operate in a diverse range of industries. The Company has a six-member board of

directors (the "Board"), of which four members are not "interested persons" of the Company within

the meaning of section 2(a)(19) of the Act (the "Independent Directors").

2.   FCPI Fund is a Delaware limited liability company managed by the Adviser that has

not yet held a closing and currently has no investments. FCPI Fund's investment objective is to

generate both current income and capital appreciation through debt and equity investments. The

Healthcare Fund is a Delaware limited liability company managed by the Adviser that has not yet

held a closing and currently has no investments. The Healthcare Fund's investment objective is to

generate both current income and capital appreciation through debt and equity investments in the

healthcare industry. Each Existing Fund intends to rely on the exclusion from the definition of

"investment company" provided by section 3(c)(1) or 3(c)(7) of the Act.

3.   Each Full Circle Subsidiary is a Delaware entity and Wholly-Owned Investment

Sub[3] whose assets are managed by the Adviser and whose sole business purpose is to hold one or

more investments on behalf of the Company.

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[3]   The term "Wholly-Owned Investment Sub" means an entity (a) whose sole business purpose is to hold one or more investments on behalf of the Company (and, in the case of an SBIC Subsidiary (as defined below), maintain a license under the SBA Act (as defined below) and issue debentures guaranteed by the SBA (as defined below)); (b) that is wholly-owned by the Company (with the Company at all times holding, beneficially and of record, 100% of the voting and economic interests), (c) with respect to which the Board has the sole authority to make all determinations with respect to the entity's participation under the conditions to the Application; and (d) that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act. All subsidiaries of the Company participating in co-investment transactions under the terms of the Application will be Wholly-Owned Investment Subs and will have Objectives and Strategies that are either the same as, or a subset of, the Company's Objectives and Strategies. The term "SBIC Subsidiary" means a Wholly-Owned Investment Sub that is licensed by the Small Business Administration (the "SBA") to operate under the Small Business Investment Act of 1958, as amended, (the "SBA Act") as a small business investment company (an "SBIC").

4.   The Adviser is a privately-held Delaware limited liability company registered with the Commission as an investment adviser under the Investment Advisers Act of 1940. The Adviser serves as investment adviser to the Company and to each Existing Fund.

5.   Applicants seek an order ("Order") under sections 57(a)(4) and 57(i) of the Act and rule 17d-1 under the Act to allow the Company, on one hand, and one or more Funds,[4] on the other hand, to participate in the same investment opportunities through a proposed co-investment program (the "Co-Investment Program") where such participation would otherwise be prohibited under section 57(a)(4) and rule 17d-1.

6.   Applicants state that the Company may, from time to time, form a Wholly-Owned Investment Sub, each of which would be prohibited from investing in a Co-Investment Transaction[5] with any Fund because it would be a company controlled by the Company for purposes of section 57(a)(4) and rule 17d-1. Applicants request that each Wholly-Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of the Company and that the Wholly-Owned Investment Sub's participation in any such transaction be treated, for purposes of the Order, as though the Company were participating directly. Applicants represent that this treatment is justified because a Wholly-Owned Investment Sub would have no purpose other than serving as a holding vehicle for the Company's investments and, therefore, no conflicts of interest could arise between the Company and the Wholly-Owned Investment Sub. Applicants further represent that the Board would make all relevant determinations under the conditions with regard to a Wholly-Owned

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[4]   "Fund" means: (i) the Existing Funds; and (ii) any Future Fund. "Future Fund" means an entity: (i) whose investment adviser is the Adviser; and (ii) that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act. All existing entities that currently intend to rely upon the requested Order have been named as applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the application.

[5]   "Co-Investment Transaction" means any transaction in which the Company (or a Wholly-Owned Investment Sub) participated together with one or more Funds in reliance on the requested Order.

Investment Sub's participation in a Co-Investment Transaction, and the Board would be informed

of, and take into consideration, any proposed use of a Wholly-Owned Investment Sub in the

Company's place. If the Company proposes to participate in the same Co-Investment Transaction

with any of its Wholly-Owned Investment Subs, the Board will also be informed of, and take into

consideration, the relative participation of the Company and the Wholly-Owned Investment Sub.

7.   The Co-Investment Program requires that the terms, conditions, price, class of

securities, settlement date, and registration rights applicable to any of the Funds' purchases be the

same as those applicable to the Company's purchase. In selecting investments for the Company, the

Adviser will consider only the investment objective, investment policies, investment position,

capital available for investment ("Available Capital"),[6] and other pertinent factors applicable to the

Company. Likewise, when selecting investments for the Funds, the Adviser will select investments

considering, in each case, only the investment objective, investment policies, investment position,

Available Capital, and other pertinent factors applicable to that particular investing entity. Each of

the Funds has, or will have, investment objectives and strategies that are similar or identical to the

Company's Objectives and Strategies.

8.   Other than pro rata dispositions and Follow-On Investments[7] as provided in

conditions 7 and 8, and after making the determinations required in conditions 1 and 2(a), the

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[6]   The amount of the Company's Available Capital will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set from time to time by the Board or imposed by applicable laws, rules, regulations or interpretations. Likewise, a Fund's Available Capital is determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set by the Fund's directors, general partners or adviser or imposed by applicable laws, rules, regulations or interpretations.

[7]   "Follow-On Investment" means any additional investment in an existing portfolio company, including the exercise of warrants, conversion privileges or other similar rights to acquire additional securities of the portfolio company.

Adviser will present each Potential Co-Investment Transaction[8] and the proposed allocation to the directors of the Board eligible to vote under section 57(o) of the Act ("Eligible Directors"), and the "required majority," as defined in section 57(o) of the Act ("Required Majority")[9] will approve each Co-Investment Transaction prior to any investment by the Company.

9.　　With respect to the pro rata dispositions and Follow-On Investments provided in conditions 7 and 8, the Company may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority, if, among other things: (i) the proposed participation of each Fund and the Company in such disposition or Follow-On Investment is proportionate to its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) the Board has approved the Company's participation in pro rata dispositions and Follow-On Investments as being in the best interests of the Company. If the Board does not so approve, any such disposition or Follow-On Investment will be submitted to the Eligible Directors. The Board may at any time rescind, suspend or qualify its approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Eligible Directors.

10.　　No Independent Director will have any direct or indirect financial interest in any Co-Investment Transaction or any interest in any portfolio company, other than through an interest (if any) in the securities of the Company.

11.　　Under condition 14, if the Adviser, the principals of the Adviser ("Principals"), any person controlling, controlled by, or under common control with the Adviser or the Principals, and

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[8]　　"Potential Co-Investment Transaction" means any investment opportunity in which the Company (or a Wholly-Owned Investment Sub) could not participate together with one or more Funds without obtaining and relying on the Order.

[9]　　In the case of a Regulated Fund that is a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to section 57(o).

the Funds (collectively, the "Holders") own in the aggregate more than 25% of the outstanding voting securities of the Company ("Shares"), then the Holders will vote such Shares as directed by an independent third party (such as the trustee of a voting trust or a proxy adviser) when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any matters requiring approval by the vote of a majority of the outstanding voting securities, as defined in Section 2(a)(42) of the Act.

Applicants' Legal Analysis:

1.   Section 57(a)(4) of the Act makes it unlawful for any person who is related to a BDC in a manner described in section 57(b), acting as principal, knowingly to effect any transaction in which the BDC is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC on a basis less advantageous than that of the other participant. Although the Commission has not adopted any rules expressly under section 57(a)(4), section 57(i) provides that the rules under section 17(d) applicable to registered closed-end investment companies (*e.g.*, rule 17d-1) are, in the interim, deemed to apply to transactions subject to section 57(a). Rule 17d-1, as made applicable to BDCs by section 57(i), prohibits any person who is related to a BDC in a manner described in section 57(b), acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC is a participant, unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof, to security holders for approval, or prior to its adoption or modification if not so submitted.

2.   Section 57(b) specifies the persons to whom the prohibitions of section 57(a)(4) apply. These persons include the following: (1) any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is, within the meaning of section 2(a)(3)(C), an affiliated person of any such person; or (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of section 2(a)(3)(C) an affiliated person of such person. Section 2(a)(9) defines "control" as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. The statute also sets forth the interpretation that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.

3.   Applicants state that in the absence of the requested relief, transactions effected as part of the Co-Investment Program would be prohibited by section 57(a)(4) and rule 17d-1 to the extent that the Funds fall within the category of persons described by section 57(b) vis-à-vis the Company. The Existing Funds may be deemed to be affiliated persons of the Company within the meaning of section 2(a)(3)(C) by reason of common control because the Adviser manages and may be deemed to control the Company and the Existing Funds. Similarly, each Future Fund may be deemed to be an affiliated person of the Company within the meaning of section 2(a)(3)(C) by

reason of common control because the Adviser will manage and may be deemed to control each Future Fund. Thus, each of the Funds could be deemed to be a person related to the Company in a manner described by section 57(b) and therefore prohibited by section 57(a)(4) and rule 17d-1 from participating in the Co-Investment Program.

4.   In passing upon applications under rule 17d-1, the Commission will consider whether the participation by the BDC in such joint transaction is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

5.   Applicants submit that the fact that the Required Majority will approve each Co-Investment Transaction before investment, and other protective conditions set forth in the Application, will ensure that the Company will be treated fairly. The conditions to which the requested relief will be subject are designed to ensure that neither the Adviser nor Principal would be able to favor the Funds over the Company through the allocation of investment opportunities among them. Because almost every attractive investment opportunity for the Company will also be an attractive investment opportunity for the Funds, Applicants submit that the Co-Investment Program presents an attractive alternative to the institution of some form of equitable allocation protocol for the allocation of 100% of individual investment opportunities to either the Company or the Funds as opportunities arise. Applicants submit that the Company's participation in the Co-Investment Transactions will be consistent with the provisions, policies, and purposes of the Act and on a basis that is not different from or less advantageous than that of other participants.

Applicants' Conditions:

Applicants agree that the Order will be subject to the following conditions:

1.   Each time the Adviser considers a Potential Co-Investment Transaction for a Fund that falls within the Company's then-current Objectives and Strategies, the Adviser will make an independent determination of the appropriateness of the investment for the Company in light of the Company's then-current circumstances.

2.   (a)   If the Adviser deems the Company's participation in any Potential Co-Investment Transaction to be appropriate for the Company, it will then determine an appropriate level of investment for the Company.

(b)   If the aggregate amount recommended by the Adviser to be invested in the Potential Co-Investment Transaction by the Company, together with the amount proposed to be invested by the Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, the amount proposed to be invested by each party will be allocated among them pro rata based on each party's Available Capital in the asset class being allocated, up to the amount proposed to be invested by each. The Adviser will provide the Eligible Directors with information concerning each participating party's Available Capital to assist the Eligible Directors with their review of the Company's investments for compliance with these allocation procedures.

(c)   After making the determinations required in conditions 1 and 2(a), the Adviser will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each Fund) to the Eligible Directors for their consideration. The Company will co-invest with one or more Funds only if, prior to participating in the Potential Co- Investment Transaction, a Required Majority concludes that:

(i)   the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Company and its shareholders and do not involve overreaching in respect of the Company or its shareholders on the part of any person concerned;

(ii)   the Potential Co-Investment Transaction is consistent with:

(A)   the interests of the shareholders of the Company; and

(B)   the Company's then-current Objectives and Strategies;

(iii)   the investment by the Funds would not disadvantage the Company, and participation by the Company would not be on a basis different from or less advantageous than that of the Funds; provided that, if any Fund, but not the Company itself, gains the right to nominate a director for election to a portfolio company's board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event will not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if

(A)   the Eligible Directors will have the right to ratify the selection of such director or board observer, if any;

(B)   the Adviser agrees to, and does, provide, periodic reports to the Board with respect to the actions of the director or the information received by the board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C)   any fees or other compensation that any Fund or any affiliated person of any Fund receives in connection with the right of the Fund to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Funds (who may, in turn, share their portion with their affiliated persons) and the Company in accordance with the amount of each party's investment; and

(iv)   the proposed investment by the Company will not benefit the Adviser or the Funds or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by condition 13, (B) to the extent permitted by section 17(e) or 57(k) of the Act, as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in condition 2(c)(iii)(C).

3.   The Company has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.   The Adviser will present to the Board, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by the Funds during the preceding quarter that fell within the Company's then-current Objectives and Strategies that were not made available to the Company, and an explanation of why the investment opportunities were not offered to the Company. All information presented to the Board pursuant to this condition will be kept for the life of the Company and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5.   Except for Follow-On Investments made in accordance with condition 8, the Company will not invest in reliance on the Order in any issuer in which any Fund or any affiliated person of the Funds is an existing investor.

6.   The Company will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for the Company as for the each participating Fund. The grant to a Fund, but not the Company, of the right to nominate a director for election to a portfolio company's board of directors, the right to have an observer on the board of directors or similar rights to participate in the

governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

7.   (a)   If any Fund elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the Adviser will:

(i)   notify the Company of the proposed disposition at the earliest practical time; and

(ii)   formulate a recommendation as to participation by the Company in the disposition.

(b)   The Company will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the participating Funds.

(c)   The Company may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of the Company and each Fund in such disposition is proportionate to its outstanding investment in the issuer immediately preceding the disposition; (ii) the Board has approved as being in the best interests of the Company the ability to participate in such dispositions on a pro rata basis (as described in greater detail in the Application); and (iii) the Board is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the Adviser will provide its written recommendation as to the Company's participation to the Eligible Directors, and the Company will participate in such disposition solely to the extent that a Required Majority determines that it is in the Company's best interests.

(d)   The Company and each participating Fund will bear its own expenses in connection with any such disposition.

8.   (a)   If any Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the Adviser will:

(i)   notify the Company of the proposed transaction at the earliest practical time; and

(ii)   formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by the Company.

(b)   The Company may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of the Company and each Fund in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the Board has approved as being in the best interests of the Company the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in the Application). In all other cases, the Adviser will provide its written recommendation as to the Company's participation to the Eligible Directors, and the Company will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Company's best interests.

(c)   If, with respect to any Follow-On Investment:

(i)   the amount of the opportunity is not based on the Company's and the Funds' outstanding investments immediately preceding the Follow-On Investment; and

(ii)   the aggregate amount recommended by the Adviser to be invested by the Company in the Follow-On Investment, together with the amount proposed to be invested by the participating Funds in the same transaction, exceeds the amount of the opportunity;

then the amount invested by each such party will be allocated among them pro rata based on each party's Available Capital in the asset class being allocated, up to the amount proposed to be invested by each.

(d)   The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in the Application.

9.   The Independent Directors will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by the Funds that the Company considered but declined to participate in, so that

the Independent Directors may determine whether all investments made during the preceding quarter, including those investments that the Company considered but declined to participate in, comply with the conditions of the order. In addition, the Independent Directors will consider at least annually the continued appropriateness for the Company of participating in new and existing Co-Investment Transactions.

10.   The Company will maintain the records required by section 57(f)(3) as if each of the investments permitted under these conditions were approved by the Required Majority under section 57(f).

11.   No Independent Director will also be a director, general partner, managing member or principal, or otherwise an "affiliated person" (as defined in the Act), of any of the Funds.

12.   The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) will, to the extent not payable by the Adviser under its respective investment advisory agreements with the Company and the Funds, be shared by the Company and the Funds in proportion to the relative amounts of the securities held or being acquired or disposed of, as the case may be.

13.   Any transaction fee[10] (including break-up or commitment fees but excluding broker's fees contemplated by section 17(e) or 57(k), as applicable) received in connection with a Co-Investment Transaction will be distributed to the Company and the participating Funds on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by the Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or

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[10]   Applicants are not requesting and the staff is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

banks having the qualifications prescribed in section 26(a)(1), and the account will earn a competitive rate of interest that will also be divided pro rata among the Company and the participating Funds based on the amounts they invest in such Co-Investment Transaction. None of the Adviser, the Funds, nor any affiliated person of the Company will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Company and the participating Funds, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C) and (b) in the case of the Adviser, investment advisory fees paid in accordance with the respective agreements between the Adviser and the Company or the Funds).

14.   If the Holders own in the aggregate more than 25% of the outstanding Shares of a Regulated Fund, then the Holders will vote such Shares as directed by an independent third party (such as the trustee of a voting trust or a proxy adviser) when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any matters requiring approval by the vote of a majority of the outstanding voting securities, as defined in section 2(a)(42) of the Act.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary